Exhibit 5(vii) under Form N-1A
                                         Exhibit 10 under Item 601/Reg. S-K

                                      EXHIBIT M
                                       to the
                            Investment Advisory Contract

                          Marshall International Stock Fund

     1. Fees. For all services rendered by Adviser hereunder, the above-named Portfolio to the Fund (hereinafter, the "Portfolio") shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 1% of the average daily net assets of the Portfolio. The portion of the fee based upon the average daily net assets of the Portfolio shall be accrued daily at the rate of 1/365 of 1% applied to the daily net assets of the Portfolio. The advisory fee so accrued shall be paid to the Adviser daily.

     2. Indemnification. Reference is hereby made to the Subadvisory Contract dated August 1, 1994 between the Adviser and Templeton Investment Counsel,
Inc. (the "Subadvisory Contract"). All capitalized terms used herein shall have the same meaning as used in the Subadvisory Contract. The Adviser shall indemnify and hold the Portfolio harmless for acts or omissions of Subadviser as a result of Subadviser's willful misfeasance, bad faith, gross negligence, or reckless disregard of Subadviser's obligations or duties under the Subadvisory Contract. In the absence of Subadviser's willful misfeasance, bad faith, or gross negligence or reckless disregard of Subadviser's duties, Adviser shall not be liable to the Fund or to the Portfolio or to any shareholder of the Fund, or to any person, firm or organization, for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security or other investment of the Portfolio.

     3. Sales Literature. The Adviser acknowledges that all sales literature for investment companies (such as the Portfolio) are subject to strict oversight. The Adviser agrees to submit any proposed sales literature for the Portfolio (including any sales literature that Adviser is aware that is proposed to be used by the Subadviser), or for itself and its affiliates that mentions the Portfolio to the Fund's distributor for review and filing with the appropriate regulatory authorities prior to the public release of any such sales literature; provided, however, that nothing herein shall be construed so as to create any obligation or duty on the part of the Adviser to produce sales literature for the Portfolio or Fund. The Fund agrees to cause its distributor to promptly review all such sales literature to ensure compliance with relevant requirements, to promptly notify Adviser of any deficiencies contained in such sales literature, to promptly file complying sales literature with the relevant authorities, and to cause such sales literature to be distributed to prospective investors in the Portfolio.

Witness the due execution hereof this 1st day of August, 1994.

Attest:                             M & I Investment Management Corp.



By:
Secretary                           President

Attest:                             Marshall Funds, Inc.


                                    By: